Free Writing Prospectus

Dated June 5, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-188153

U.S. TREASURY DEPARTMENT

OFFICE OF PUBLIC AFFAIRS

EMBARGOED FOR: 8:00 AM June 5, 2013

CONTACT: Treasury Public Affairs (202) 622-2960

TREASURY ANNOUNCES INTENTION TO SELL

ADDITIONAL GM COMMON STOCK

WASHINGTON – The U.S. Department of the Treasury today announced that, subject to market conditions, it intends to sell 30 million additional shares of General Motors Company (GM) common stock in an underwritten public offering in conjunction with GM’s inclusion to the S&P 500 index effective as of the close of trading on June 6, 2013, as previously announced by Standard & Poor’s. The UAW Retiree Medical Benefits Trust will also participate in the proposed offering by selling 20 million shares, making the total offering size 50 million shares.

In December 2012, GM repurchased 200 million shares of GM common stock from Treasury. At that time, Treasury also announced that it intended to sell its remaining 300 million shares into the market in an orderly fashion and fully exit its GM investment within the next 12-15 months, subject to market conditions. Since then, Treasury has been selling GM shares through its pre-defined written trading plans.

Treasury’s sale of its GM common stock is part of its continuing efforts to wind down the Troubled Asset Relief Program (TARP). To date, Treasury has already recovered nearly 95 percent ($398.15 billion) of the funds disbursed through TARP ($419.97 billion). Excluding the housing programs, Treasury disbursed $411.72 billion for all TARP investment programs and has now recovered $415.71 billion (including the proceeds from sales of all Treasury AIG shares). For more details on Treasury’s lifetime cost estimates for TARP programs, please visit Treasury’s Monthly 105(a) Report to Congress on TARP here. This linked information does not form part of this press release.

Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as the joint book-running managers of the proposed offering.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

GM has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents which GM has filed with the SEC for more complete information about GM and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: (800) 831-9146); J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: (866) 803-9204); or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department (telephone: (866) 718-1649, or email: prospectus@morganstanley.com).

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